UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

ST. JOE COMPANY

(Name of Issuer)

Common Stock

(Title of Class of Securities)

790148100

(CUSIP Number)

Bruce R. Berkowitz

c/o Fairholme Capital Management, L.L.C.

4400 Biscayne Boulevard, 9th Floor

Miami, FL 33137

(305) 358-3000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

with copies to:

Andrew G. Dietderich, Esq.

Janet T. Geldzahler, Esq.

Sullivan & Cromwell LLP

125 Broad Street, New York, New York 10004

212-558-4000

February 16, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 790148100
1	Name of Reporting Person Fairholme Capital Management, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power — 0 —
	8	Shared Voting Power 24,704,702
	9	Sole Dispositive Power — 0 —
	10	Shared Dispositive Power 26,784,636
11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,784,636
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 28.92%
14	Type of Reporting Person (See Instructions) IA

CUSIP No.790148100
1	Name of Reporting Person Bruce R. Berkowitz
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power — 0 —
	8	Shared Voting Power 24,704,702
	9	Sole Dispositive Power — 0 —
	10	Shared Dispositive Power 26,784,636
11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,784,636
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 28.92%
14	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 790148100
1	Names of Reporting Person Fairholme Funds, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power — 0 —
	8	Shared Voting Power 23,136,502
	9	Sole Dispositive Power — 0 —
	10	Shared Dispositive Power 23,136,502
11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,136,502
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 24.98%
14	Type of Reporting Person (See Instructions) IV

Item 1.	Security and Issuer.

This amendment No. 5 to Schedule 13D (the “Amendment No. 5”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D,” as amended and supplemented, the “Schedule 13D”), filed on October 14, 2010, by Fairholme Capital Management, L.L.C., a Delaware limited liability company, (“Fairholme”), Fairholme Funds, Inc., a Maryland investment company (the “Fund”), and Bruce R. Berkowitz, a United States citizen (collectively with Fairholme and the Fund, the “Reporting Persons”), relating to the common stock, no par value (the “Common Stock”), of The St. Joe Company (the “Issuer”). The principal executive offices of the Issuer are located at: 133 South WaterSound Parkway WaterSound, Florida 32413.

Capitalized terms not defined in this 13D Amendment No. 5 shall have the meaning ascribed to them in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented with the following:

On February 16, 2011, the Fund, on behalf of its series The Fairholme Fund, issued a letter to the shareholders of the Issuer which is filed as Exhibit 99.1 hereto and incorporated by reference into this Item 4 as if restated in full herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Letter to the Stockholders of the Issuer from the Fund

Exhibit 99.2	Joint Filing Statement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: February 16, 2011	FAIRHOLME CAPITAL MANAGEMENT, L.L.C.

	By:	/s/ Bruce R. Berkowitz
Bruce R. Berkowitz

FAIRHOLME FUNDS, INC.

	By:	/s/ Bruce R. Berkowitz
Bruce R. Berkowitz

/s/ Bruce R. Berkowitz
BRUCE R. BERKOWITZ

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit 99.1	Letter to the Stockholders of the Issuer from the Fund

Exhibit 99.2	Joint Filing Statement